SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems (1998) Ltd.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 28, 2005

        Notice is hereby given that an Annual Meeting of the Shareholders of BVR Systems (1998) Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv, Israel, on Tuesday, June 28, 2005 at 11:00 A.M. (Israel time) (the “Meeting”) for the following purposes:

1.	TO ELECT Messrs. Aviv Tzidon, Yaron Sheinman, Avi Leumi, Uri Manor, Rimon Ben-Shaul, Gadi Aviram and Avraham Gilat as directors for the coming year.

2.	TO RE-ELECT Amnon Harari as an external director of the Company, for a term of three years.

3.	TO ELECT KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2005 and to authorize the Board of Directors to fix the remuneration of said auditors as the Board of Directors may deem fit in their sole discretion.

4.	TO RECEIVE Management’s report on the business of the Company for the year ended December 31, 2003 and December 31, 2004 and to approve the Company’s Consolidated Balance Sheets at December 31, 2003 and December 31, 2004 and the Consolidated Statements of Income for the years then ended.

        Shareholders of record at the close of business on May 31, 2005, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

BVR Systems (1998) Ltd.
Aviv Tzidon, Chairman of the Board of Directors

Date: May 31, 2005

PROXY STATEMENT

BVR Systems (1998) Ltd.
16 Hamelacha Street
Park Afek, Rosh Ha’ayin
Israel

ANNUAL MEETING OF SHAREHOLDERS
June 28, 2005

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on June 28, 2005, at 11:00 A.M., or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on May 31, 2005. On that date, we had outstanding and entitled to vote 95,800,210 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1 and 3 to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least half of the votes actually cast with respect to such proposal.

        Proposal 2, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company.

PROPOSAL 1

ELECTION OF DIRECTORS

        The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. The nominees, who are currently directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Aviv Tzidon	49	Aviv Tzidon has been our Director and Chairman of the Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. (or BVRT) and served as its Chief Technology Officer and a Director since it commenced operations in 1987. From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVRT, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVRT. For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries.

Yaron Sheinman	51	Yaron Sheinman has been our Director since the consummation of our spin-off in October 1998. He is a founder and Chairman of the Board of Directors of BVRT. From the commencement of BVRT's operations in 1987 through 1996, Mr. Sheinman served as the chairman and chief executive officer of BVRT. Previously, he acted as an independent consultant to Israel Aircraft Industries for two years for the development of avionics systems. Mr. Sheinman also served as chairman of the board of directors of Nexus Telocation Systems, VIZ, Coresma Unisfair and BrightCom.

Avi Leumi	41	Avi Leumi has been our Director since March 1, 2004. Mr. Leumi has served as CEO, Co-Founder and Chairman of the Board of Directors of Aeronautics Defense Systems Ltd. since November 1997. From 1992 to 1997, Mr. Leumi served as CEO of Leumi Chemicals Ltd. (family owned business).

Uri Manor	62	Uri Manor has been our Director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Fibrotex International and Aeronautics Defense Systems. Moreover, Mr. Manor represents Hindustan Aeronautics Limited in Israel. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division.

Rimon Ben Shaul	60	Rimon Ben-Shaoul has been our Director since March 1, 2004. Since February 2001, Mr. Ben-Shaoul has served as Co-Chairman, President and Chief Executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997 to February 2001, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Industries and Investments Ltd. (one of Israel's largest holding companies in the industrial and high-tech sectors) and as a member of the board of directors of Clal (Israel) Ltd. and various subsidiaries thereof.

Gadi Aviram	50	Gadi Aviram has been our Director since March 1, 2004. Mr. Aviram is the founder and Chief Executive Officer of Metro Motor Marketing Ltd. (importer and representative of Kawasaki Heavy Industries). From 2000 to 2002, Mr. Aviram served as director of Safecom Car Communication Ltd.

Avraham Gilat	58	Avraham Gilat serves as the Chairman of Soltam Systems Ltd. and the Soltam Group, one of Israel's prominent defense companies. Prior to his current position Mr. Gilat served as a Director General of Mikal Ltd., a holding company for a wide range of commercial activities and served in various positions in Israel Military Industries Ltd.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Messers. Aviv Tzidon, Yaron Sheinman, Avi Leumi, Uri Manor, Rimon Ben-Shaul, Gadi Aviram and Avraham Gilat are hereby elected to serve as directors for the coming year and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of the above directors.

        Our board of directors recommends a vote FOR approval of the appointment of Messers. Aviv Tzidon, Yaron Sheinman, Avi Leumi, Uri Manor, Rimon Ben-Shaul, Gadi Aviram and Avraham Gilat as directors.

PROPOSAL 2

TO RE-ELECT, FOR A SECOND TERM, MR. AMNON HARARI AS AN
EXTERNAL DIRECTOR TO THE BOARD OF DIRECTORS OF THE COMPANY
FOR A THREE YEAR PERIOD COMMENCING FROM THE DATE OF
APPOINTMENT

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control of the company; and

·	service as an office holder.

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

        Our board of directors recommends to re-elect Mr. Amnon Harari as an external director of the Company. Certain information concerning Mr. Amnon Harari appears below.

Nominee	Age	Principal Occupation

Amnon Harari	54	Amnon Harari has been one of our external directors since July 2002. Mr. Harari currently serves as the chief executive officer of Advanced Heating Technologies Ltd. From May 2000 to March 2002, Mr. Harari served as Chief Executive Officer of Partner Future Communication Ltd. From April 1999 to April 2000, Mr. Harari served as General Manager of Alcatel Israel. From April 1997 to April 1999, Mr. Harari served as Corporate Vice-President and General Manager of the Public Switching Division of Tadiran Telecommunication Ltd.

        Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in our company.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Mr. Amnon Harari is hereby re-elected to serve as our outside director for a three year term and until his respective successors is duly elected and shall qualify.”

        Our board of directors recommends a vote FOR approval of the appointment of Mr. Amnon Harari as external director.

PROPOSAL 3

PROPOSAL TO ELECT KPMG SOMEKH CHAIKIN AS THE INDEPENDENT
PUBLIC AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER
31, 2005 AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE
REMUNERATION OF SAID AUDITORS AS THE BOARD OF DIRECTORS MAY
DEEM FIT IN THEIR SOLE DISCRETION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public auditors.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

“RESOLVED, to elect KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2005 and to authorize the Board of Directors to fix the remuneration of said auditors as the Board of Directors may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2005 and to authorize the Board of Directors to fix the remuneration of said auditors as the Board of Directors may deem fit in their sole discretion.

        Our board of directors recommends a vote FOR approval of the appointment of KPMG Somekh Chaikin as the independent public auditors of the Company.

PRESENTATION OF FINANCIAL STATEMENTS

        TO RECEIVE Management’s report on the business of the Company for the year ended December 31, 2003 and December 31, 2004 and to approve the Company’s Consolidated Balance Sheets at December 31, 2003 and December 31, 2004 and the Consolidated Statements of Income for the years then ended.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors —————————————— Date: May 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: June 7, 2005